U.S. Securities and Exchange Commission
Washington, D.C.

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act or 1935 or Section 30(f) of the Investment Company Act of 1940.

1.  Name and Address of Reporting Person
OTR-Nominee for State Teachers Retirement Board of Ohio (STRS)
275 E. Broad Street
Columbus, Ohio  43215

2.  Issuer Name and Ticker or Trading Symbol
    SOUTHERN AFRICA FUND (SOA)

3.  IRS or Social Security Number of Reporting Person
     31-1312155

4.  Statement for Month/Year
     12/31/1998

5.  If Amendment, Date of Original (Month/Year)

6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
     ( ) Director   (X) 10% Owner     ( ) Officer (give title below)
     ( ) Other


_______________________________________________________________________________
TABLE 1  - Non-Derivative Securities Acquired, Disposed of, or Beneficially
           Owned
_______________________________________________________________________________
______________________________________________________________________________
|1 Title of Security   |2 Trans-  |3 Trans- |4 Securities Acquired    |5 Amount of      |6 Ownership |7 Nature of
|  (Instruction 3)     | action   | action  | (A) or Disposed of (D)  | Securities      | Form:      | Beneficial
|                      | Date     | Code    |                         | Beneficially    | Direct (D) | Ownership
|                      | (Month/  |(Instr 8)|------------------------ | Owned at End    | or         |
|                      | Day/     |         |  Amount   |(A)| Price   | of Issuer's     |Indirect(I) |
|                      | Year)    |         |           |(D)|         | Fiscal Year     |            |
|----------------------|----------|---------|-----------|---|---------|-----------------|------------|-------------
|SOUTHERN AFRICA FUND  | 09/10/98 |         |  12000    | A | 7.5     |         610900  |        D   |          10%
                         09/11/98              11900      A   7.266                              D              10%
                         09/14/98               4900      A   7.426                              D              10%
                         09/15/98               6700      A   7.5                                D              10%
                         09/04/98              25000      A   7.475                              D              10%
                         09/10/98              26700      A   6.843                              D              10%
                         09/11/98               1300      A   6.687                              D              10%
                         10/08/98               2300      A   7.625                              D              10%
_____________________________________________________________________________


**7.  Nature of Direct Beneficial Ownership
The securities above were acquired in the ordinary course of business and were not acquired for the purpose or, and do not have the effect of, changing or influencing the control of the issuer of such securities, and were not acquired in connection with, or as a participant in, any transaction having such purposes or effect.



SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:     02/17/1998
OTR, Nominee Name for The State Teachers Retirement Board of Ohio
275 East Broad Street, Columbus, Ohio  43215, Telephone:  614-227-4003
Signature
/s/STEPHEN A. MITCHELL
 ...........................................
STEPHEN A. MITCHELL
DEPUTY EXECUTIVE DIRECTOR, INVESTMENTS